Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox’s proxy statement for its most recent annual meeting and ACS’s proxy statement for its most recent annual meeting, both as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.

Tuesday, 29 September 2009

Important - for Xerox internal use only

Dear Colleagues,

I hope you will now be aware of the excellent news that Xerox is to acquire ACS (Affiliated Computer Services). This is a highly significant move for Xerox. I won’t repeat what has already been said by Ursula, but I wanted to give you my perspective on the announcement.

The fact that we will triple our global services revenue and turn Xerox into a $22 billion company with this acquisition is only the beginning of the story. We have made great progress, but the opportunity we will now have to move to a new level, create a new class of solution provider and accelerate our revenue and earnings growth in the future cannot be over-emphasised. There is no simpler way to describe the significance of this announcement than to say that it is, in my opinion, one of the most important in Xerox’s history. It is also one which is absolutely consistent with the strategic evolution of our business.

ACS will operate as an independent company, but one of the many important benefits for them is that we can provide help and support as they establish and expand their presence in Europe. More specifically, our client knowledge and relationships can contribute to the acceleration of ACS’s European customer engagement.

This exciting announcement lifts our heads to the potential the future holds. But, as we enter Q4, we have to continue with our relentless focus on managing our business today. Please continue to keep cost and cash management at the top of your priorities, while doing whatever you can to help us maximise every revenue generating opportunity. It is this approach that has helped put us in a position where we could make this acquisition and pave the way for future growth.

Thank you.

Armando

Armando Zagalo de Lima

President Xerox Europe

Xerox Europe WebBoard